UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of March, 2008

Commission File Number:  001-32000

JED Oil Inc. (Translation of registrant's name into English)

1601- 15th Avenue Didsbuy, Alberta T0M 0W0 Canada (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    X     Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _____ No     X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _____ No    X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____ No    X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

The Issuer is filing material documents not previously filed.

TABLE OF CONTENTS

On March 27, 2008 the Issuer filed a Material Change Report with the Alberta Securities Commission, and issued news releases on March 25, 2008; March 26, 2008 and March 27, 2008 announcing further extensons of the redemption date of its $40.24 million principal amount of its 10% Senior Subordinated Convertible Notes.  The documents attached as Exhibit 99.1, 99.2, 99.3 and 99.4 to this Form 6-K shall be incorporated by reference into the Registration Statements under the Securities Act of 1933 on Form S-8 Registration Statement (No. 333-121146) and the Registration Statement on Form F-3 (No. 333-128711).

Exhibit	Description
99.1	Material Change Report dated March 27, 2008
99.2	News Release dated March 25, 2008
99.3	News Release dated March 26, 2008
99.4	News Release dated March 27, 2008

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  March 27, 2008

JED Oil Inc.
(Registrant)
By:

(signed) “Marcia L. Johnston”

Marcia L. Johnston, Q.C.

Vice-President Legal & Corporate Affairs

EXHIBIT INDEX

Exhibit	Description
99.1	Material Change Report dated March 27, 2008
99.2	News Release dated March 25, 2008
99.3	News Release dated March 26, 2008
99.4	News Release dated March 27, 2008